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EXHIBIT 12.1
EXHIBIT 12.2


                   TEXTRON INC. INCLUDING ALL MAJORITY-OWNED
                   SUBSIDIARIES

                      COMPUTATION OF RATIO OF INCOME TO FIXED
                      CHARGES

                             (Unaudited)

                      (In millions except ratios)



                                  Year
                      1995        1994     1993        1992         1991
Fixed charges:
Interest expense (1) $  813      $   665    $668     $   743     $    754
Estimated interest       40           41      43          41           39
portion of
      rents

Total fixed charges  $  853      $   706   $ 711     $   784     $    793


Income:

Income before income $  813      $   754   $ 616     $   527     $    495
taxes (2)
Elimination of minority
interest in pretax income
pretax income of Paul Revere (21)   (22)     (4)          -            -
   Fixed charges            853      706     711         784          793


  Adjusted income        $  1,645  $ 1,438   1,323     $ 1,311     $  1,288


Ratio of income to fixed     1.93      2.04   1.86        1.67         1.62
charges


____________________


(1) Includes interest unrelated to borrowings of $37 million in 1995, $37 million in 1994, $37 million in 1993, $36 million in 1992 and $27 million in 1991 (primarily interest accretion).

(2) Excludes the cumulative effect of changes in accounting principles in 1992.

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